UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

October 28, 2013

To whom it may concern

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors and executive officers of the following entities within the Group:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (Effective as of September 30, 2013)		Current Position
Mr. Toshitsugu Okabe	Deputy President and Deputy President-Executive Officer	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Compliance Group	Deputy President and Deputy President-Executive Officer	Deputy President(Personal Banking Unit and Retail Banking Unit)

Mr. Masakane Koike	Managing Director and Managing Executive Officer	Head of Risk Management Group	Managing Director and Managing Executive Officer	Head of Risk Management Group and Head of Compliance Group

Name	New Position (Effective as of November 1, 2013)		Current Position
Mr. Ryusuke Aya	Managing Executive Officer	Head of Risk Management Group	Executive Officer	General Manager of Risk Management Division

Mr. Masakane Koike	Retired		(mentioned above)

Mr. Mitsuo Ootani	Retired		Executive Officer	General Manager of Compliance Division

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of September 30, 2013)		Current Position
Mr. Yasunori Tsujita	Deputy President-Executive Officer	Head of Human Resources Group and Head of Compliance Group	Deputy President-Executive Officer	Head of Human Resources Group

Mr. Masakane Koike	Managing Executive Officer	Head of Risk Management Group	Managing Executive Officer	Head of Risk Management Group and Head of Compliance Group

Name	New Position (Effective as of November 1, 2013)		Current Position
Mr. Yasunori Tsujita	Deputy President and Deputy President-Executive Officer (Representative Director)	Head of Human Resources Group and Head of Compliance Group	(mentioned above)

Mr. Tatsuo Kainaka	Director		—

Mr. Ryusuke Aya	Managing Executive Officer	Head of Risk Management Group	Executive Officer	General Manager of Risk Management Division
Mr. Takashi Tsukamoto	Retired		Chairman

Mr. Masakane Koike	Retired		(mentioned above)

Mr. Mitsuo Ootani	Retired		Executive Officer	General Manager of Compliance Division

The appointment of Messrs. Yasunori Tsujita and Tatsuo Kainaka as directors is subject to approval at the general meeting of shareholders of MHBK to be held on November 1, 2013.

Mr. Kainaka qualifies as an “outside director” under the Company Law of Japan.

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (Effective as of September 30, 2013)		Current Position
Mr. Masakane Koike	Managing Executive Officer	In charge of Risk Management Group	Managing Executive Officer	In charge of Risk Management Group and Compliance Group

Name	New Position (Effective as of November 1, 2013)		Current Position
Mr. Toshitsugu Okabe	Managing Executive Officer	In charge of Compliance Group	—

Mr. Ryusuke Aya	Managing Executive Officer	In charge of Risk Management Group	—

Mr. Masakane Koike	Retired		(mentioned above)

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (Effective as of September 30, 2013)		Current Position
Mr. Masakane Koike	Managing Executive Officer	In charge of Risk Management Group	Managing Executive Officer	In charge of Risk Management Group and Compliance Group

Name	New Position (Effective as of November 1, 2013)		Current Position
Mr. Toshitsugu Okabe	Managing Executive Officer	In charge of Compliance Group	—

Mr. Ryusuke Aya	Managing Executive Officer	In charge of Risk Management Group	—

Mr. Masakane Koike	Retired		(mentioned above)

Management Changes for the 4 entities above are on the assumption that any permission required will be obtained from the relevant authorities in Japan.

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